SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Capital Injection into the Affiliates, etc.

1. Capital Injection into Paju Electric Glass Co., Ltd.

A.	The Company to which capital is injected	: Paju Electric Glass Co., Ltd.

B.	Amount of capital injection this time	: KRW 2,800,000,000

C.	The method of injection	: Acquisition of 280,000 shares of new common share

D.	LG.Philips LCD’s Ownership	: 40%

E.	Cumulative amount of capital injection into the Paju Electric Glass Co., Ltd., including this capital injection	: KRW 5,466,680,000

F.	Date of capital injection	: October 28, 2005

G.	Others

- The capital injection this time is made within the limit approved by BOD on January 18, 2005.

2. Capital Injection into LG.Philips LCD Nanjing Co., Ltd.

A.	The Company to which capital is injected	: LG.Philips LCD Nanjing Co., Ltd.

B.	Amount of capital injection this time	: USD 19,000,000

C.	Investor (Shareholding ratio)	: LG.Philips LCD Co., Ltd. (100%)

D.	Cumulative amount of capital injection into the LG.Philips LCD Nanjing Co., Ltd., including this capital injection	: USD 130,000,000

E.	Date of capital injection	: October 28, 2005

F.	Others

- The capital injection this time is made within the limit approved by BOD on Dec. 16, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: October 28, 2005	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/ President & Chief Financial Officer